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                                                               Exhibit (a)(1)(J)


                                                   For media inquiries, contact:
                                             Joseph Horine, Citrix Systems, Inc.
                                      (954) 267-3042 or joseph.horine@citrix.com

                                                For investor inquiries, contact:
                                                Jeff Lilly, Citrix Systems, Inc.
                                         (954) 267-2886 or jeff.lilly@citrix.com

               CITRIX SUCCESSFULLY COMPLETES SEQUOIA TENDER OFFER

     FORT LAUDERDALE, FLA. - APRIL 26, 2001 - Citrix Systems, Inc. (Nasdaq:
CTXS) Citrix today announced the successful completion of its tender offer for all outstanding shares of common stock of Sequoia Software Corporation. As of the expiration of the tender offer at 12:00 midnight, New York City time, April 25, 2001, the shares tendered totaled 29,720,426, representing about 95.6 percent of outstanding shares. This total, together with 500,131 shares subject to guaranteed delivery, equal approximately 97.3 percent of outstanding Sequoia shares.

     Citrix expects to complete its acquisition of Sequoia on or about May 1, 2001. Citrix will complete the acquisition by merging a wholly-owned subsidiary into Sequoia, with Sequoia remaining as a wholly-owned subsidiary of Citrix.

ABOUT CITRIX

     Citrix Systems, Inc. is a global leader in application serving software and services that extend the "Virtual Workplace" everywhere by providing secure, reliable access to applications and information, and a consistent user experience, on any device or network connection. Citrix solutions enable organizations of all types to deliver business applications to users with greater manageability, flexibility and cost-effectiveness. The company's products, including Citrix MetaFrame application server software, Citrix NFuse application portal software and Citrix Independent Computing Architecture
(ICA), a core application serving technology, have been widely adopted by the corporate mainstream to achieve key business goals. Headquartered in Fort Lauderdale, Fla., Citrix markets its solutions worldwide through value-added resellers, system integrators, consulting firms and OEM licensees. Citrix is traded on The Nasdaq Stock MarketSM under the symbol CTXS and is part of the Standard & Poor's 500 Index. For more information, please visit the Citrix Web site at http://www.citrix.com.

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Citrix(R), ICA(R), MetaFrameTM and NFuse are registered trademarks or trademarks of Citrix Systems, Inc. in the U.S. and other countries. All other trademarks and registered trademarks are property of their respective owners.